UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES ACT OF 1934

For the month of June, 2004
Commission File Number: 0-29154

IONA Technologies PLC

(Translation of registrant’s name into English)

The IONA Building
Shelbourne Road, Ballsbridge
Dublin 4, Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

IONA TECHNOLOGIES PLC

DIRECTORS’ REPORT AND
CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED

DECEMBER 31, 2003

IONA TECHNOLOGIES PLC

DIRECTORS’ REPORT AND CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2003

IONA TECHNOLOGIES PLC

GROUP INFORMATION

DIRECTORS	Dr. Christopher J. Horn (British) (Chairman to May 15, 2003 and Chief Executive Officer from May 15, 2003)
Kevin Melia (Chairman from May 15, 2003) (member of the Audit and Nominating and Corporate Governance Committees)
Dr. Seán Baker (Executive Director)
Dr. Ivor Kenny (member of the Compensation and Nominating and Corporate Governance Committees)
John Conroy (member of the Audit and Nominating and Corporate Governance Committees)
Francesco Violante (Italian) (member of the Compensation Committee)
James D. Maikranz (American) (member of the Compensation and Nominating and Corporate Governance Committees)
William Burgess (appointed January 22, 2003) (member of the Audit Committee)
Barry S. Morris (South African) (Chief Executive Officer to May 15, 2003, resigned from the Board and as Chief Executive Officer on May 15, 2003)

SECRETARY	Susan H. Alexander (American) (resigned September 11, 2003)
Christopher M. Mirabile (American) (appointed September 11, 2003)

REGISTERED OFFICE	The IONA Building, Shelbourne Road, Ballsbridge, Dublin 4.

SOLICITORS	William Fry, Fitzwilton House, Wilton Place, Dublin 2.

IONA TECHNOLOGIES PLC

GROUP INFORMATION (Continued)

SOLICITORS (Continued)	Testa, Hurwitz & Thibeault, LLP, High Street Tower, 125 High Street, Boston, Massachusetts 02110, United States of America.

BANKERS	Bank of Ireland, St. Stephen’s Green, Dublin 2.

Bank of America, Russell Court, St. Stephen’s Green, Dublin 2.

HSBC Financial Services (Cayman) Limited, PO Box 1109 GT, Mary Street, Grand Cayman, Cayman Islands, British West Indies.

AUDITORS	Ernst & Young, Chartered Accountants, Ernst & Young Building, Harcourt Centre, Harcourt Street, Dublin 2.

NATURE OF IRISH LISTING	IONA Technologies PLC has a secondary listing on the Irish Stock Exchange. For this reason, it is not subject to the same ongoing regulatory requirements as those which would apply to an Irish company with a primary listing on the Irish Stock Exchange including the requirement that certain transactions require the approval of shareholders. For further information, shareholders should consult their own financial advisor.

IONA TECHNOLOGIES PLC

DIRECTORS’ REPORT
for the year ended December 31, 2003

The directors present their report and audited statutory consolidated financial statements prepared in accordance with Irish generally accepted accounting principles for the year ended December 31, 2003 which are set out on pages 28 to 64.

PRINCIPAL ACTIVITIES

IONA Technologies PLC (the “company”) and its subsidiaries (collectively the “group”) are in the integration software business. The group makes software work together so its customers can make better decisions, run their businesses more efficiently and improve their business results. The group’s software products enable its customers to build, maintain and scale their disparate computing environments while preserving and extending existing information technology (IT) investments. The group also offers professional services, including ongoing customer support and maintenance as well as high-level design consultation, education and product implementation.

The group offers two product families, Artix and Orbix. While these two product families are built upon different technology foundations, each promotes a service-oriented architecture and standards-based approach to enterprise integration. In addition, both product families allow customers to reduce the cost and complexity of enterprise IT and extend the life and value of IT investments.

The group generates revenue from product licenses as well as from professional services. Since its inception, the group has licensed its products, directly and indirectly, to more than 4,500 enterprise or divisional customers worldwide. These customers operate in a wide variety of industries including telecommunications, finance, manufacturing, banking, government, medical, computing, research and software. On December 31, 2003, the group employed more than 350 people in 22 offices worldwide.

REVIEW OF THE DEVELOPMENT OF THE BUSINESS

In 2003, the group has continued to research and develop both innovative products and the next generation of existing products.

The group launched Artix in October 2003. Artix is the group’s family of high-speed integration products built upon web services standards. Artix is designed for organisations with complex and heterogeneous computing environments. These organisations use Artix to represent IT assets as web services, making it easy to migrate these assets or to consolidate assets without disrupting operations.

IONA TECHNOLOGIES PLC

DIRECTORS’ REPORT
for the year ended December 31, 2003 (Continued)

REVIEW OF THE DEVELOPMENT OF THE BUSINESS (Continued)

In 2003, the group’s management and board of directors approved restructuring plans, which included consolidation of excess facilities, a reduction in workforce and other related costs. Total restructuring costs of US$20.5 million were recorded related to these initiatives. Restructuring expenses included approximately US$11.0 million representing the cost of involuntary employee separation and related costs for approximately 278 employees worldwide. Employee separations affected the majority of business functions, job classes and geographies. In addition, the restructuring plans included costs totalling approximately US$9.5 million associated with the closure and consolidation of office space, principally in the United States of America and Ireland.

Mr. Barry S. Morris resigned as Chief Executive Officer on May 15, 2003. On May 15, 2003 Dr. Christopher J. Horn was appointed Chief Executive Officer and resigned as non-executive Chairman of the board of directors. Mr. Kevin Melia was appointed Chairman of the board of directors on the same date.

RESULTS FOR THE YEAR AND STATE OF AFFAIRS AT DECEMBER 31, 2003

The consolidated balance sheet as at December 31, 2003 and the consolidated profit and loss account for the year then ended are set out on pages 28 and 29. The loss on ordinary activities for the year before taxation, after deducting an impairment charge of US$3,271,000 and restructuring charges of US$20,525,000 amounted to US$43,288,000 compared with a loss of US$330,315,000 in the previous year. After deducting taxation of US$948,000, an amount of US$44,236,000 is debited to reserves. Details on the impairment charge and the restructuring charges are contained in Note 4 to the financial statements.

DIVIDENDS

The directors of the company do not propose the payment of a dividend for the year.

LIKELY FUTURE DEVELOPMENTS

In 2004, the group expects to announce revisions and update releases of many current products, as well as to release new products and services.

The group intends to further expand its core product functionality, as well as to continue to develop complementary products that enhance its software products.

The group believes that there is an emerging demand for web services and related integration and infrastructure solutions and has invested in developing and introducing products to meet the development, deployment and integration requirements of enterprises using web services for integration and service-oriented architectures.

IONA TECHNOLOGIES PLC

DIRECTORS’ REPORT
for the year ended December 31, 2003 (Continued)

IMPORTANT EVENTS SINCE THE YEAR END

There have been no important events since the year end.

BOOKS OF ACCOUNT

The directors have appointed a professionally qualified chief financial officer, Mr. Daniel Demmer, who reports to the board and ensures that the company complies with the requirements of Section 202 of the Companies Act, 1990, relating to the keeping of proper accounting books and records.

The books and accounting records of the company are kept and maintained at the company’s registered office at The IONA Building, Shelbourne Road, Ballsbridge, Dublin 4.

DIRECTORS

The directors are as listed on page 2 and, unless otherwise indicated, have served throughout the year.

Dr. Ivor Kenny and Mr. Francesco Violante retire by rotation in accordance with the Articles of Association and, being eligible, offer themselves for re-election.

DIRECTORS’ AND SECRETARY’S INTERESTS IN SHARES

The beneficial interests of the directors and the secretary (including those of their respective spouses and minor children) in the Ordinary Share capital of IONA Technologies PLC at the beginning of the year, (or on the date of appointment, if later) and at the end of the year were as follows:

	Ordinary Shares of
	€0.0025 each		Options
	01/01/2003	31/12/2003	01/01/2003	31/12/2003
Directors
Dr. Christopher J. Horn	2,338,414	2,338,414	1,126	200
Kevin Melia	24,444	24,444	60,250	163,250
Dr. Seán Baker	1,170,885	1,170,885	926	59,700
John Conroy	13,000	13,000	33,000	54,000
Dr. Ivor Kenny	8,000	8,000	50,334	53,334
James D. Maikranz	—	—	33,000	36,000
Francesco Violante	—	—	33,000	36,000
William Burgess*	—	—	—	30,000
Secretary
Christopher M. Mirabile	200	200	72,361	65,521

The directors and the company secretary did not have any beneficial interest in the shares of other group companies.

IONA TECHNOLOGIES PLC

DIRECTORS’ REPORT
for the year ended December 31, 2003 (Continued)

DIRECTORS’ AND SECRETARY’S INTERESTS IN SHARES (Continued)

*	Mr William Burgess was appointed a non-executive director of the company on January 22, 2003.

Subsequent changes

In the period from January 1, 2004 to May 28, 2004, there were no changes from the above interests in shares of the directors and secretary except for 15,000 options over Ordinary Shares of €0.0025 each granted to Dr. Seán Baker on February 10, 2004 under the 1997 Share Option Scheme and 30,000 options over Ordinary Shares of €0.0025 each granted to Mr. Christopher M. Mirabile on February 10, 2004 under the 1997 Share Option Scheme.

HEALTH AND SAFETY AT WORK

The welfare of group employees worldwide is safeguarded through adherence to rigorous health and safety standards. The Safety, Health and Welfare at Work Act, 1989 imposes certain obligations on employers and the group has taken appropriate measures to ensure that health and safety standards are complied with at all relevant group locations, that all relevant group companies meet the requirements of this Act and that the policy of the group in this regard was fulfilled during the year ended December 31, 2003.

CORPORATE GOVERNANCE STATEMENT

Introduction

The company is committed to the highest standards of corporate governance. The statement set out below explains how the company applies the principles set out in Section 1 of the Principles of Good Governance and Code of Best Practice (the “Combined Code”) adopted by the Irish Stock Exchange. Except where indicated below, the company has complied with the provisions set out in Section 1 of the Combined Code throughout the year.

Board

The company is headed by an effective board of directors. Until January 22, 2003 the board consisted of two executive and six non-executive directors. On this date, Mr. William Burgess was appointed to the board as a non-executive director. On May 15, 2003, Mr. Barry S. Morris, who had been Chief Executive Officer and director, resigned his positions. At this time, Dr. Christopher J. Horn, who had been non-executive Chairman of the board of directors, resumed the position of Chief Executive Officer and Mr. Kevin Melia took office as non-executive Chairman of the board of directors. The board currently consists of two executive and six non-executive directors. The board is satisfied that it is a well-balanced and effective team to lead and control the company.

The board meets regularly throughout the year and all directors have appropriate and timely access to the information necessary to enable them to discharge their duties.

IONA TECHNOLOGIES PLC

DIRECTORS’ REPORT
for the year ended December 31, 2003 (Continued)

CORPORATE GOVERNANCE STATEMENT (Continued)

The board regularly reviews its responsibilities and those of its committees (see below). With the exception of Mr. Barry S. Morris, who was an ex-officio member of the Nominating Committee up to the date of his resignation, and Dr. Christopher J. Horn who continued to serve as Chairman of the Nominating Committee until February 2004, all members of board committees were non-executive directors in the financial year ended December 31, 2003. The board reserves for itself particular matters on which it takes the ultimate decision. There has been no formal schedule of these matters drawn up as recommended under the provisions of the Combined Code, however matters reserved for decision to committees of the board are fully set out in the charter of the particular committee. These include acquisitions not requiring shareholder approval and decisions on strategic investment.

The directors have access to independent professional advice, at the company’s expense, if and when required. All directors also have access to the advice and services of the company secretary.

It is the belief of the board that all of the non-executive directors are independent of management and free from any business or other relationship that could materially interfere with the exercise of their independent judgement. This is evidenced in the deliberations of the board on issues of strategy, performance, resources, key appointments and standards of conduct.

The board has not appointed a senior independent non-executive director to date (as recommended under the provisions of the Combined Code), as it does not hold any one non-executive director senior to another. The board is keeping this matter under review.

Non-executive directors are not appointed for specific terms by the company (as recommended under the provisions of the Combined Code) but all directors are required to stand for re-election by shareholders at the annual general meeting following appointment by the board and thereafter on a three year rotational basis. The board believes that the fixing of specific terms for non-executive directors could restrict the experience and knowledge of the business gained by the non-executive directors.

Directors are given a detailed briefing on their initial appointment, and periodically receive briefings and updates from the company’s lawyers regarding their responsibilities under Irish company law and state and federal laws of the United States of America.

Dr. Ivor Kenny and Mr. Francesco Violante are being proposed for re-election as directors at the forthcoming annual general meeting. The following gives brief biographical details on each of these directors:

IONA TECHNOLOGIES PLC

DIRECTORS’ REPORT
for the year ended December 31, 2003 (Continued)

CORPORATE GOVERNANCE STATEMENT (Continued)

Dr. Kenny has served as a non-executive director since August 1999. Dr. Kenny, as a Senior Research Fellow at University College Dublin, works with international organisations on their business strategies. He is also the author of eleven books on strategic leadership. He is a director of Independent News and Media PLC and a former Chairman of Smurfit Paribas Bank and of Odyssey PLC. He was a director of Kerry Group PLC until May 2001. He is also President of the International Management Centres. He was Director General of the Irish Management Institute from 1962 to 1983, Chancellor of the International Academy of Management from 1982 to 1987, Executive-in-Residence at Indiana University in 1986 and a Fulbright Fellow at American universities.

Mr. Violante has served as a non-executive director since May 2001. Mr. Violante served as Regional Vice President of EDS Europe from October 2000 to May 2003. Since May 2003, Mr. Violante has served as Managing Director of SITA, Inc., a global airline reservation systems company, and prior to that as Senior Vice President from October 1999 to September 2000. Mr. Violante served as Chief Information Officer of Telecom Italia from September 1998 to October 1999. Mr. Violante has also held numerous executive management positions at Compaq Europe and Digital Equipment Corporation.

Board Committees

The company has an effective committee structure in place to help it in the discharge of its responsibilities. Functions and membership of board committees are described below.

Audit Committee

The Audit Committee oversees the group’s accounting and financial reporting process and the audit of the group’s financial statements; recommends independent accounting firms to shareholders for appointment; and approves the fees and other compensation to be paid to the auditors. During the year ended December 31, 2003, the Audit Committee was composed of Mr. John Conroy, Dr. Ivor Kenny and Mr. Kevin Melia. Mr. Melia served as chairman of the Audit Committee. In February 2004, the Board elected new members of the Audit Committee and adopted a new charter. As of February 2004, the Audit Committee is composed of Mr. Conroy, Mr. Melia and Mr. William Burgess. Mr. Burgess now serves as Chairman of the Audit Committee. The responsibilities of the Audit Committee are set forth in its Charter and include reviewing the group’s annual and quarterly financial statements and taking steps to ensure that an independent accounting firm reviews the group’s financial statements prior to filing them with the Irish Stock Exchange, the United States Securities and Exchange Commission, or other regulatory bodies. The Audit Committee also reviews the terms of all material transactions and arrangements between the company and its subsidiaries at least once each year. The Audit Committee pre-approves all audit and non-audit services and reviews the performance of the company’s independent accounting firm, their independence and objectivity, and the nature and extent of any non-audit work carried out by them for the group and reviews the scope and results of the audit and its cost effectiveness and the adequacy of the internal financial and accounting controls.

IONA TECHNOLOGIES PLC

DIRECTORS’ REPORT
for the year ended December 31, 2003 (Continued)

CORPORATE GOVERNANCE STATEMENT (Continued)

Compensation Committee

The Compensation Committee establishes and reviews overall policy and structure with respect to compensation matters, including the determination of compensation arrangements for the company’s executive directors, executive officers and key employees. The Compensation Committee consults the Chairman and/or the Chief Executive Officer about their proposals relating to the remuneration of other executive officers and has access to professional advice inside and outside the company. The Compensation Committee is also responsible for the administration and award of options to purchase shares pursuant to the Executive Share Option Scheme and the 1997 Share Option Scheme and the administration of the 1997 Director Share Option Scheme and the 1999 Employee Share Purchase Plan. During the year ended December 31, 2003, the Compensation Committee was composed of Dr. Ivor Kenny, Mr. Kevin Melia and Mr. Francesco Violante. Dr. Kenny served as Chairman of the Compensation Committee. The Board elected new members of the Compensation Committee in February 2004 and adopted amendments to the Compensation Committee Charter in April 2004. As of February 2004, the Compensation Committee is composed of Dr. Kenny, Mr. James Maikranz, and Mr. Violante. Dr. Kenny continues to serve as Chairman of the Compensation Committee.

Nominating and Corporate Governance Committee

In March 2004, the board of directors changed the Nominating Committee into the Nominating and Corporate Governance Committee and adopted a new charter. The Nominating and Corporate Governance Committee reviews the composition, size and organisation of the board of directors and makes recommendations to the board with regard to any new appointments or adjustments deemed necessary. The Nominating and Corporate Governance Committee reviews and assesses the adequacy of the Code of Business Conduct at least annually and monitors compliance with the group’s Code of Business Conduct, which applies to all of the group’s directors, officers and employees. For the period from January 2003 through May 2003, the Nominating Committee was composed of the then Chairman of the Board, who served as the Chairman of the Committee, two (2) non-executive directors, and the then Chief Executive Officer, who served ex officio. The members of the Nominating Committee during this period were Dr. Christopher J. Horn, Mr. James Maikranz, Mr. John Conroy and Mr. Barry S. Morris (ex officio). Dr. Horn served as Chairman of the Nominating Committee. For the remaining portion of the year ended December 31, 2003, the Nominating Committee was composed of Dr. Horn, Mr. Maikranz and Mr. Conroy. Dr. Horn continued to serve as Chairman of the Nominating Committee. In February 2004, the Board elected new members of the Nominating and Corporate Governance Committee. The current members of the committee are Mr. Melia, Dr. Kenny and Mr. Conroy. Mr. Melia serves as Chairman of the committee.

IONA TECHNOLOGIES PLC

DIRECTORS’ REPORT
for the year ended December 31, 2003 (Continued)

CORPORATE GOVERNANCE STATEMENT (Continued)

Directors’ Remuneration

Details of the company’s remuneration policy for executive directors and details of directors’ remuneration are contained in the Compensation Report on pages 13 to 24.

Communications with Shareholders

Communications with shareholders are given high priority and the company has an on-going investor relations programme designed to ensure communication with its shareholder base, including institutional shareholders. The company gives general presentations at the time of the release of the annual and quarterly results. These results are also posted on the company’s website. The company’s annual general meeting affords shareholders the opportunity to question the chairman and the board and the chairmen of the Audit, Compensation and Nominating and Corporate Governance Committees where possible. In the event that the chairman of any board committee is unable for any reason to attend at the AGM, questions may be addressed to the Chairman of the Board and where he is unable to answer the particular query himself, he will refer the question to another member of the relevant committee. Separate resolutions are proposed at the AGM on substantially different issues. Notice of the AGM together with the Annual Report and Accounts are sent to shareholders at least 20 working days before the meeting and details of the proxy votes for and against each resolution are announced after the result of the show of hands.

Internal Control

The directors have overall responsibility for the company’s system of internal control and for reviewing its effectiveness. Such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives and can only provide reasonable and not absolute assurance against material misstatement or loss.

The directors confirm that the company’s ongoing process for identifying, evaluating and managing its significant risks is in accordance with the Turnbull guidance (Internal Control: Guidance for Directors on the Combined Code, published in September 1999). The process has been in place throughout the accounting period and up to the date of approval of the Annual Report and financial statements and is reviewed regularly by the board.

The board receives, on a regular basis, reports on the key risks to the business and the steps being taken to manage such risks. It considers whether the significant risks faced by the company are being identified, evaluated and appropriately managed, having regard to the balance of risk, cost and opportunity. The chairman of the Audit Committee reports to the board on all significant issues considered by the committee.

The directors confirm that they have undertaken an annual review of the effectiveness of the system of internal control (covering all controls including financial, operational and compliance controls and risk management) up to and including the date of approval of the financial statements by the directors. This includes a review of the processes for identifying the principal business risks facing the company, the methods of managing these risks, the controls that are in place to contain them and the procedures to monitor them since the last annual review.

IONA TECHNOLOGIES PLC

DIRECTORS’ REPORT
for the year ended December 31, 2003 (Continued)

CORPORATE GOVERNANCE STATEMENT (Continued)

Going concern

After making enquiries, the directors have a reasonable expectation that the company and the group have adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the financial statements.

AUDITORS

Ernst & Young, Chartered Accountants, will continue in office in accordance with Section 160(2) of the Companies Act, 1963.

On behalf of the Directors

DR. CHRISTOPHER J. HORN
DR. SEÁN BAKER
Directors

9 June 2004

IONA TECHNOLOGIES PLC

COMPENSATION REPORT ON BEHALF OF THE BOARD
for the year ended December 31, 2003

Compensation Committee

The members of the Compensation Committee are listed on page 2. Details of the functions of the committee are set out on page 10.

Compensation of non-executive directors

The ordinary remuneration (that is remuneration for ordinary director services) of the non-executive directors is determined by the board within the limits set out in the Articles of Association. In addition, non-executive directors may be paid such special remuneration as the board determines to be appropriate, for services that are outside the scope of ordinary director duties. Details of such special remuneration paid in the year ended December 31, 2003 are set out on pages 23 and 24. Non-executive directors receive automatic option grants under the company’s 1997 Director Share Option Scheme, a brief description of which is set out on page 15.

In February 2003, the board of directors adopted the “Non-Executive Directors” Change in Control Plan. Details of this Change in Control Plan are set out on page 17.

Compensation policy for executive directors

The company expects top levels of ability and commitment from all members of management. In return, it aims to provide executive directors with remuneration necessary to attract, retain and motivate them and that is competitive in the market, without overpaying, and that includes significant performance related elements designed to align their interests with those of shareholders.

The Compensation Committee determines the contracts of service and emoluments of all executive directors and other senior executives in consultation, where appropriate, with the Chairman and/or the Chief Executive Officer. The Compensation Committee has access to professional advice inside and outside the company.

Base salaries for executive directors reflect job responsibilities and the levels prevailing in the appropriate market for comparable companies. Executive directors participate in annual bonus schemes, under which payments are made based on the director’s performance and the company’s performance.

The board of directors is satisfied that the executive officers of the company are dedicated to achieving significant improvements in the long-term financial performance of the company and the compensation policies and programmes implemented and administered have contributed and will continue to contribute towards achieving this goal.

Details on Change in Control Agreements between the company and certain executive directors, are set out on page 18.

IONA TECHNOLOGIES PLC

COMPENSATION REPORT ON BEHALF OF THE BOARD
for the year ended December 31, 2003 (Continued)

Compensation policy for executive directors (continued)

Executive directors are also eligible to participate in the company’s Executive Share Option Scheme and the 1997 Share Option Scheme.

The following is a brief description of the company’s share option schemes:

Executive Share Option Scheme

In May 1995, the company adopted the Executive Share Option Scheme, under which 1,125,000 Ordinary Shares were reserved for issuance. Options under the Executive Share Option Scheme may only be granted to the company’s directors and full-time employees or those of one of its subsidiaries and must have an exercise price that is not less than the par value of the Ordinary Shares. Options lapse when not exercised:

•	within seven years of the date of grant;

•	within twelve months after the death of an optionee; or

•	upon termination of the optionee’s employment for any reason, although the board of directors has discretion to delay lapse in individual cases.

As of December 31, 2003, an aggregate of 69,311 Ordinary Shares remain issuable upon the exercise of options outstanding and options available for grant under the Executive Share Option Scheme.

1997 Share Option Scheme

The company’s board of directors and shareholders approved the 1997 Share Option Scheme in 1997 and approved amendments in 1998, 2000 and 2001 to increase the number of Ordinary Shares reserved for issuance under the 1997 Share Option Scheme. The 1997 Share Option Scheme, as amended, provides for the issuance of up to 12,900,000 Ordinary Shares pursuant to share option grants to the group’s employees, consultants, directors and officers. Generally, under the 1997 Share Option Scheme, options are not transferable by the option holder except by will or by the laws of descent and distribution. Options granted under the 1997 Share Option Scheme expire ten years from the date of grant or five years from the date of grant in the case of an incentive stock option granted to an employee holding more than 10% of the company’s total combined voting power.

Subject to the provisions of the 1997 Share Option Scheme, the Compensation Committee has the authority to select the optionees and determine the terms of the options granted, including:

•	the number of shares subject to each option;

•	the date the option becomes exercisable;

IONA TECHNOLOGIES PLC

COMPENSATION REPORT ON BEHALF OF THE BOARD
for the year ended December 31, 2003 (Continued)

1997 Share Option Scheme (Continued)

•	the exercise price of the option (which in the case of an incentive stock option cannot be less than the market price of the Ordinary Shares as of the date of grant or, in the case of an employee holding more than 10% of the combined voting power of the company, 110% of the market price of the Ordinary Shares as of the date of grant);

•	the duration of the option; and

•	the time, manner and form of payment upon exercise of an option.

As of December 31, 2003, an aggregate of 10,375,706 Ordinary Shares remain issuable upon the exercise of options outstanding and options available for grant under the 1997 Share Option Scheme.

1997 Director Share Option Scheme

The company’s board of directors and shareholders approved the 1997 Director Share Option Scheme in 1997 and approved an amendment in 2002 to increase the number of Ordinary Shares reserved for issuance under the 1997 Director Share Option Scheme from 250,000 to 500,000 shares. The 1997 Director Share Option Scheme provides for the automatic grant of options at periodic intervals to non-employee directors.

Under the 1997 Director Share Option Scheme, each of the company’s directors who is not also an employee or officer will automatically receive an option to purchase 30,000 Ordinary Shares on the date such person is first elected to the board of directors. In addition, each non-employee director will automatically receive (i) an option to purchase an additional 21,000 Ordinary Shares at the time of each annual meeting of shareholders at which such director is re-elected by rotation and (ii) an option to purchase an additional 3,000 Ordinary Shares at the time of each other annual meeting of shareholders following which such person will continue to serve as a director without re-election, provided, however, that such person has participated in no fewer than 75% of the meetings of the board of directors held in the period measured from the date of the previous annual meeting of shareholders and provided also that no option to purchase Ordinary Shares will be granted to a non-employee director unless at least one year has elapsed since the date on which the non-employee director was granted an option to purchase 30,000 Ordinary Shares on his or her first election to the board of directors.

The exercise price per share for all options granted under the 1997 Director Share Option Scheme will be equal to the fair market value of the Ordinary Shares on the date of grant. All options granted under the 1997 Director Share Option Scheme are exercisable in three equal annual instalments, beginning on the date of grant of the option. The options accelerate and become exercisable in full, however, in the event the optionholder’s service on the board of directors ceases by reason of his or her death or permanent disability or in the event of an acquisition of the group. The term of each option will be for a period of ten years from the date of grant. As of December 31, 2003, an aggregate of 446,000 Ordinary Shares remain issuable upon the exercise of options outstanding and options available for grant under the 1997 Director Share Option Scheme.

IONA TECHNOLOGIES PLC

COMPENSATION REPORT ON BEHALF OF THE BOARD
for the year ended December 31, 2003 (Continued)

1999 Employee Share Purchase Plan

In 1999, the company established an Employee Share Purchase Plan. In 2003, the company’s board of directors and shareholders approved an amendment to the 1999 Employee Share Purchase Plan to increase the number of the company’s Ordinary Shares issuable under the plan to 2,000,000. All of the company’s employees and employees of participating subsidiaries who are employed full-time for more than five months in any calendar year are eligible to participate. The purchase price per ordinary share for each payment period (a six-month period commencing February 1 and August 1 and ending July 31 and January 31, respectively, in each year) is the lesser of (i) 85% of the average market price of the company’s American Depositary Shares on the first business day of the payment period and (ii) 85% of the average market price of the company’s American Depositary Shares on the last business day of the payment period, in either event rounded up to the nearest US cent. In each payment period, an employee may authorise payroll deductions in an amount of not less than 1% but not more than 10% of the employee’s salary for participation in the 1999 Employee Share Purchase Plan. Rights under the 1999 Employee Share Purchase Plan terminate on certain specified events including retirement, resignation and death. Once enrolled, an employee may withdraw from the 1999 Employee Share Purchase Plan (in whole but not in part) at any time prior to the last day of a six month payment period by delivering a written withdrawal notice to the company. An employee who has previously withdrawn must file a new authorisation at least ten days before the first day of the next payment period in which he or she wishes to participate. Unless terminated sooner, the 1999 Employee Share Purchase Plan terminates on June 9, 2009.

As of December 31, 2003, 823,221 shares had been issued under the 1999 Employee Share Purchase Plan.

Company’s Policy on Granting Share Options

Under the terms of the Executive Share Option Scheme and the 1997 Share Option Scheme, the Compensation Committee selects the eligible individuals who will receive options and determines the number of shares subject to each option granted. The number of shares subject to an employee’s option is determined by reference to a number of factors, including the employee’s position in the company, the employee’s length of service with the company, the employee’s performance over any applicable performance period and the importance to the company of retaining the employee for the longer term.

The Compensation Committee does not exercise discretion with respect to the grant of options under the 1997 Director Share Option Scheme or the purchase of shares under the 1999 Employee Share Purchase Plan. The grant of options and purchase of shares is determined by the terms and conditions of each such scheme.

IONA TECHNOLOGIES PLC

COMPENSATION REPORT ON BEHALF OF THE BOARD
for the year ended December 31, 2003 (Continued)

Option Exchange Programme

In the fourth quarter of 2002, the group made an offer to its employees, including executive officers, other than the then Chief Executive Officer and Chief Operating Officer, to exchange outstanding options to purchase Ordinary Shares that had an exercise price of more than US$3.00 per share. Eligible options included options granted under the 1997 Share Option Scheme, the Genesis Development Corporation 1997 Stock Option Plan, the Object-Oriented Concepts, Inc. Stock Option Plan and the Netfish Technologies, Inc. 1999 Stock Option Plan. In exchange for eligible options, employees received a commitment for new share options to be granted under the 1997 Share Option Scheme on May 15, 2003. Only those participants in the option exchange who were employees of the group on May 15, 2003 were eligible to receive the new grant. Participating executive officers were required to forfeit, without exchange, all options granted on or after April 16, 2002. A total of 4,815,444 options were accepted for exchange under the offer and accordingly were cancelled in November 2002. An additional 869,150 options were cancelled without exchange. The company granted the new options, to purchase 3,191,884 shares, on May 15, 2003. The new options had an exercise price equal to US$1.99 per share (the fair market value of the company’s Ordinary Shares on the date of grant, as determined by the last reported sale price of Ordinary Shares on the Nasdaq National Market on the trading day immediately prior to the grant date).

For details of the share options held by each director, please see pages 19 to 21.

Pensions

Pensions for directors are provided under a defined contribution pension plan. The total contribution paid for directors by the company under the defined contribution pension scheme for the year ended December 31, 2003 was US$39,939 (2002: US$30,248).

Individual contributions for the year ended 31 December 2003:

Name	US$
Dr. Christopher J. Horn	23,650
Barry S. Morris	2,440
Dr. Seán Baker	13,849

Total	39,939

Change in Control Agreements

In February 2003, the board of directors adopted the Non-Executive Directors’ Change in Control Plan. Under this plan, if there is a change in control of the company, all of the unvested share options held by the non-executive directors will vest and they will receive additional fees equal to two times the fees payable to them for the year in which the change occurs or for the previous year, whichever is higher.

IONA TECHNOLOGIES PLC

COMPENSATION REPORT ON BEHALF OF THE BOARD
for the year ended December 31, 2003 (Continued)

Change in Control Agreements (Continued)

The company has entered into Change in Control Agreements with each of its executive officers. Under each of these agreements, if there is a change in control of the company and the surviving company does not assume the company’s share option plans or provide the executive officer with comparable substitute options, the executive officer’s unvested share options will vest. In addition, if the executive officer’s employment is terminated (i) without cause within the period beginning three months prior to the announcement of the change in control and ending two years after the change in control or (ii) by the executive officer for good reason within two years after the change in control, the executive officer’s unvested share options will vest and the executive officer will be entitled to continued health, vision and dental insurance benefits and a severance payment. The executive officer’s severance payment will equal two times the sum of the executive officer’s highest annual base salary during the period commencing immediately prior to the change in control through the date of termination and highest annual target bonus during the period commencing the calendar year prior to the change of control through the calendar year of the date of termination.

In connection with the resignation of Mr. Barry S. Morris, the company entered into a severance agreement with Mr. Morris, which provided in part that Mr. Morris would receive a severance payment equal to fifty-two weeks of his then current base salary (a total payment of US$370,370, less applicable taxes and costs associated with certain health benefits). Under the terms of the options granted to Mr. Morris on May 15, 2003, the options would remain exercisable for a period of one year following the termination of his employment. On May 16, 2003, Mr. Morris could exercise options to purchase 314,649 ADSs.

Service contracts

No director has a service contract with a notice period in excess of one year.

Neither Dr. Ivor Kenny nor Mr. Francesco Violante, who are subject to re-election at the forthcoming annual general meeting, has a service contract with the company.

Details of Change in Control Agreements between the company and its directors are set out above.

IONA TECHNOLOGIES PLC

COMPENSATION REPORT ON BEHALF OF THE BOARD
for the year ended December 31, 2003 (Continued)

										Market price
	At		Expired		Cancelled	At	Exercise	Date from		at date
Directors’ Share	January 1,	Granted	during	Exercised	during	December 31,	price	which	Expiry	of exercise
Options	2003	during year	year	during year	year	2003	US$	exercisable	date	US$
Dr. Christopher J. Horn	426	—	426	—	—	—	0.32	29/05/1997	29/05/2003	—
	500	—	500	—	—	—	5.00	15/11/1997	15/11/2003	—
	100	—	—	—	—	100	18.75	01/10/1999	01/10/2008	—
	100	—	—	—	—	100	13.63	08/04/2000	08/04/2009	—
Barry S. Morris	36,840	—	—	—	36,840	—	13.45	20/08/2002	20/08/2011	—
	50,000	—	—	—	50,000	—	14.35	08/04/2003	08/04/2013	—
	—	157,734	—	155,852	1,882	—	1.99	15/05/2003	15/05/2004	3.00 – 5.01 [1]
	—	164,457	—	75,256	33,160	56,041	1.99	15/05/2003	15/05/2004	3.00 – 5.01 [1]
Dr. Seán Baker	426	—	426	—	—	—	0.32	29/05/1997	29/05/2003	—
	500	—	500	—	—	—	5.00	15/11/1997	15/11/2003	—
	—	19,700	—	—	—	19,700	1.99	15/05/2003	15/05/2013	—
	—	40,000	—	—	—	40,000	2.20	01/08/2004	01/08/2013	—
Kevin Melia	21,000	—	—	—	—	21,000	15.00	16/06/1999	16/06/2009	—
	12,250	—	—	—	—	12,250	15.00	16/06/1999	16/06/2009	—
	3,000	—	—	—	—	3,000	74.50	27/07/2000	27/07/2010	—

[1]	The company’s Register of Directors’ Interests contains full details of the market price at the date of exercise for each option exercised.

IONA TECHNOLOGIES PLC

COMPENSATION REPORT ON BEHALF OF THE BOARD
for the year ended December 31, 2003 (Continued)

										Market price
	At		Expired		Cancelled	At	Exercise	Date from		at date
Directors’ Share	January 1,	Granted	during	Exercised	during	December 31,	price	which	Expiry	of exercise
Options	2003	during year	year	during year	year	2003	US$	exercisable	date	US$
Kevin Melia	3,000	—	—	—	—	3,000	31.15	18/07/2001	18/07/2011	—
	21,000	—	—	—	—	21,000	2.25	30/07/2002	30/07/2012	—
	—	3,000	—	—	—	3,000	3.16	09/09/2003	09/09/2013	—
	—	100,000	—	—	—	100,000	4.76	18/11/2003	18/11/2013	—
Dr. Ivor Kenny	23,334	—	—	—	—	23,334	12.75	16/08/2000	16/08/2009	—
	3,000	—	—	—	—	3,000	74.50	27/07/2000	27/07/2010	—
	21,000	—	—	—	—	21,000	31.15	18/07/2001	18/07/2011	—
	3,000	—	—	—	—	3,000	2.25	30/07/2002	30/07/2012	—
	—	3,000	—	—	—	3,000	3.16	09/09/2003	09/09/2013	—
John Conroy	30,000	—	—	—	—	30,000	43.15	08/05/2001	08/05/2011	—
	3,000	—	—	—	—	3,000	2.25	30/07/2002	30/07/2012	—
	—	21,000	—	—	—	21,000	3.16	09/09/2003	09/09/2013	—
Francesco Violante	30,000	—	—	—	—	30,000	43.15	08/05/2001	08/05/2011	—
	3,000	—	—	—	—	3,000	2.25	30/07/2002	30/07/2012	—
	—	3,000	—	—	—	3,000	3.16	09/09/2003	09/09/2013	—

IONA TECHNOLOGIES PLC

COMPENSATION REPORT ON BEHALF OF THE BOARD
for the year ended December 31, 2003 (Continued)

										Market price
	At		Expired		Cancelled	At	Exercise	Date from		at date
Directors’ Share	January 1,	Granted	during	Exercised	during	December 31,	price	which	Expiry	of exercise
Options	2003	during year	year	during year	year	2003	US$	exercisable	date	US$
William Burgess	—	30,000	—	—	—	30,000	3.27	22/01/2003	22/01/2013	—
James Maikranz	30,000	—	—	—	—	30,000	33.80	18/06/2001	18/06/2011	—
	3,000	—	—	—	—	3,000	2.25	30/07/2002	30/07/2012	—
	—	3,000	—	—	—	3,000	3.16	09/09/2003	09/09/2013	—

IONA TECHNOLOGIES PLC

COMPENSATION REPORT ON BEHALF OF THE BOARD
for the year ended December 31, 2003 (Continued)

Market Data

The market price of the company’s shares at December 31, 2003 was US$5.01, and the range during 2003 was US$1.23 to US$5.90.

Compensation of Directors

The following table sets out the compensation of the directors in accordance with the Listing Rules of the Irish Stock Exchange:

	2002	2003
	US$’000	US$’000
Executive Directors
Salary and bonus	634	490
Pension contributions	14	40
Compensation for loss of office	—	370

	648	900

Number of executive directors	2	2

Non-executive Directors
Fees – services as a director	445	477
Pension contributions	17	—

	462	477

Number of non-executive directors	7	6

Individual Compensation for the year ended December 31, 2003

			Compensation
			for loss of	Directors’
	Basic salary	Bonus	office	fees	Total
Name	US$	US$	US$	US$	US$
Kevin Melia	—	—	—	129,000	129,000
Dr. Christopher J. Horn (Note 1)	180,298	—	—	71,958	252,256
Barry S. Morris (Note 2)	164,184	—	370,370	—	534,554
Dr. Seán Baker	136,673	8,847	—	—	145,520
William Burgess	—	—	—	48,000	48,000
John Conroy	—	—	—	57,000	57,000
Dr. Ivor Kenny	—	—	—	66,000	66,000
James D. Maikranz	—	—	—	51,000	51,000
Francesco Violante	—	—	—	54,000	54,000

TOTAL	481,155	8,847	370,370	476,958	1,337,330

IONA TECHNOLOGIES PLC

COMPENSATION REPORT ON BEHALF OF THE BOARD
for the year ended December 31, 2003 (Continued)

Individual Compensation for the year ended December 31, 2003 (continued)

Note 1:

On May 15, 2003, Mr Barry S. Morris, who had been Chief Executive Officer and Director, resigned his position. At this time, Dr Christopher J. Horn, who had been non-executive Chairman of the board of directors, resumed the position of Chief Executive Officer and Mr. Kevin Melia took office as non-executive Chairman of the board of directors. Therefore, during the year ending December 31, 2003 Dr Christopher J Horn was remunerated, on a pro-rata basis, as an executive director and a non-executive director.

Note 2:

Mr Barry S. Morris resigned as Chief Executive Officer and Director on May 15, 2003. Mr Morris is entitled to receive severance pay in an aggregate amount of US$370,370 which is payable in equal quarterly instalments during 2003 and 2004. As of December 31, 2003, Mr. Morris received US$277,778 of the US$370,370 severance pay, in addition to US$21,268 of unused vacation pay.

Individual Compensation for the year ended December 31, 2002

			Directors’
	Basic salary	Bonus	fees	Total
Name	US$	US$	US$	US$
Dr. Christopher J. Horn	—	46,921	132,665	179,586
Barry S. Morris	394,625	134,750	—	529,375
Dr. Seán Baker	102,184	2,169	—	104,353
John Conroy	—	—	52,500	52,500
Dr. Ivor Kenny	—	—	61,500	61,500
James D. Maikranz	—	—	43,500	43,500
Kevin Melia	—	—	58,500	58,500
Annrai O’Toole (Note 3)	—	—	—	—
Francesco Violante	—	—	49,500	49,500

Total	496,809	183,840	398,165	1,078,814

Note 3:

Annraí O’Toole resigned as a director on April 26, 2002.

Special Remuneration

In 2003, Dr. Horn, who served as non-executive Chairman until May 2003, received special remuneration of US$59,979 for serving as Chairman of the Board. Also in 2003, Mr. Melia, who has served as non-executive Chairman of the Board since May 2003, also received special remuneration in 2003 in the amount of US$63,000 for his service as the Chairman of the Board.

IONA TECHNOLOGIES PLC

COMPENSATION REPORT ON BEHALF OF THE BOARD
for the year ended December 31, 2003 (Continued)

Special Remuneration (Continued)

In addition, each non-executive director received fees of US$3,000 per month and US$1,500 per meeting attended for service on our board of directors, subject to an annual maximum of US$48,000 per person. Each committee chairman received US$3,000 per meeting of the committee of which he served as chairman, subject to an annual maximum of US$12,000 per person. Each committee member (other than the chairmen) received US$1,500 per committee meeting attended, subject to an annual per person maximum of US$6,000 per committee. All directors were reimbursed for reasonable out-of-pocket travel expenses incurred by them in attending meetings of the board of directors or committee meetings.

The company currently pays each non-executive director (other than the non-executive Chairman of the Board) fees of US$3,000 per month and US$1,500 per meeting attended for service on the board of directors, subject to an annual maximum of US$48,000 per person. In addition, the company pays each committee chairman US$3,000 per meeting of the committee of which he served as chairman, subject to an annual maximum of US$12,000 per person. The company pays each committee member (other than the chairman) US$1,500 per committee meeting attended, subject to an annual per person maximum of US$6,000 per committee. The company pays its non-executive Chairman of the Board US$3,000 per month and US$3,000 per meeting attended for which he serves as Chairman, subject to an annual maximum of US$72,000. In addition, the company pays its non-executive Chairman of the board of directors annual special remuneration of US$84,000 for serving as Chairman.

IONA TECHNOLOGIES PLC

STATEMENT OF DIRECTORS’ RESPONSIBILITIES IN RESPECT OF
   THE FINANCIAL STATEMENTS

Irish company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company and of the group and of the profit or loss of the group for that period. In preparing those financial statements, the directors are required to:

•	select suitable accounting policies and then apply them consistently;

•	make judgments and estimates that are reasonable and prudent;

•	prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company and the group will continue in business; and

•	comply with applicable accounting standards, subject to any material departures disclosed and explained in the financial statements.

The directors are responsible for keeping proper books of account which disclose with reasonable accuracy at any time the financial position of the company and which enable them to ensure that the financial statements are prepared in accordance with accounting standards generally accepted in Ireland and comply with the provisions of the Companies Acts, 1963 to 2003 and the European Communities (Companies: Group Accounts) Regulations, 1992. They are also responsible for safeguarding the assets of the company and the group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF
IONA TECHNOLOGIES PLC

We have audited the financial statements for the year ended December 31, 2003, which comprise the Consolidated Balance Sheet, Consolidated Profit and Loss Account, Consolidated Statement of Changes in Shareholders’ Funds, Company Balance Sheet, Consolidated Statement of Cash Flows and the related notes 1 to 28. These consolidated financial statements have been prepared on the basis of the accounting policies set out therein.

This report is made solely to the company’s members, as a body, in accordance with Section 193 of the Companies Act, 1990. Our audit work has been undertaken so that we might state to the company’s members those matters we are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors are responsible for preparing the Annual Report, including the financial statements which are required to be prepared in accordance with applicable Irish law and accounting standards as set out in the Statement of Directors’ Responsibilities in relation to the financial statements.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements, Auditing Standards issued by the Auditing Practices Board for use in Ireland and the United Kingdom and the Listing Rules of the Irish Stock Exchange.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Acts. We also report to you our opinion as to: whether proper books of account have been kept by the company; whether at the balance sheet date there exists a financial situation which may require the convening of an extraordinary general meeting of the company; and whether the information given in the directors’ report is consistent with the financial statements. In addition, we state whether we have obtained all the information and explanations necessary for the purposes of our audit and whether the company balance sheet is in agreement with the books of account.

We also report to you if, in our opinion, any information specified by law or the Listing Rules regarding directors’ remuneration and transactions with the group is not given and, where practicable, include such information in our report.

We review whether the Corporate Governance Statement reflects the company’s compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the board’s statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group’s corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. This other information comprises the Directors’ Report and Compensation Report on behalf of the Board. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Continued /...

INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF
IONA TECHNOLOGIES PLC (Continued)

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the company and of the group as at December 31, 2003 and of the loss of the group for the year then ended and have been properly prepared in accordance with the provisions of the Companies Acts, 1963 to 2003 and the European Communities (Companies: Group Accounts) Regulations, 1992.

We have obtained all the information and explanations we consider necessary for the purposes of our audit. In our opinion proper books of account have been kept by the company. The company balance sheet is in agreement with the books of account.

In our opinion the information given in the directors’ report is consistent with the financial statements.

In our opinion the company balance sheet does not disclose a financial situation which, under Section 40(1) of the Companies (Amendment) Act, 1983, would require the convening of an extraordinary general meeting of the company.

Ernst & Young,
Registered Auditors

Dublin

9 June 2004

IONA TECHNOLOGIES PLC

CONSOLIDATED BALANCE SHEET

(US dollars in thousands)

		December 31,
	Note	2002		2003
ASSETS
Fixed assets
Intangible assets	9	US$	1,408	US$	709
Tangible assets	10		12,987		6,265
Financial assets	12		50		50

			14,445		7,024

Current assets
Debtors	14		35,509		26,365
Investments	11		58,140		32,978
Restricted cash	13		1,223		3,745
Cash at bank and in hand			22,287		19,926

Total assets		US$	131,604	US$	90,038

LIABILITIES AND SHAREHOLDERS’ EQUITY
Capital and reserves
Redeemable Preference Shares, €0.0025 par value:
101,250,000 shares authorised, none issued and outstanding		US$	—	US$	—
Ordinary Shares, €0.0025 par value:
150,000,000 shares authorised. Issued and outstanding:
32,834,968 shares at December 31, 2002 and
34,005,707 shares at December 31, 2003			91		94
Share premium account			418,307		420,548
Other reserve			28,724		28,923
Profit and loss account			(372,217)		(416,453)

Shareholders’ funds (all equity interests)			74,905		33,112

Provisions for liabilities and charges	16		10,196		13,904
Creditors: amounts falling due within one year
Trade creditors			2,447		2,483
Other creditors including tax and social welfare	15		1,410		3,013
Accruals			16,683		13,616
Deferred income			25,963		23,910

			46,503		43,022

Total liabilities and shareholders’ equity		US$	131,604	US$	90,038

Approved by the Board on 9 June 2004

DR. CHRISTOPHER J. HORN
DR. SEÁN BAKER
Directors

IONA TECHNOLOGIES PLC

CONSOLIDATED PROFIT AND LOSS ACCOUNT

(US dollars in thousands except per share amounts)

		Year ended December 31,
	Note	2002		2003
Turnover – continuing activities	2	US$	123,230	US$	74,190
Cost of sales			(27,143)		(14,802)

Gross profit			96,087		59,388

Research and development			38,256		27,134
Distribution costs			72,888		41,500
Administrative expenses – normal	4		81,069		11,974
Administrative expenses – exceptional	4		235,844		23,796
Operating income – rental income			(1,088)		(908)

Total operating expenses			426,969		103,496

Group operating loss – continuing activities			(330,882)		(44,108)
Interest receivable and similar income			1,207		575
Interest payable and similar charges	5		(138)		(92)
Net exchange (loss) gain			(502)		337

Loss on ordinary activities before taxation	6		(330,315)		(43,288)
Tax on loss on ordinary activities	7		(1,543)		(948)

Loss for the financial year			(331,858)		(44,236)
Loss brought forward at beginning of year			(40,359)		(372,217)

Loss carried forward at end of year		US$	(372,217)	US$	(416,453)

Basic loss per Ordinary Share	8	US$	(10.41)	US$	(1.33)

Diluted loss per Ordinary Share	8	US$	(10.41)	US$	(1.33)

There are no recognised gains or losses in either year other than the loss attributable to shareholders of the company.

Approved by the Board on 9 June 2004

DR. CHRISTOPHER J. HORN
DR. SEÁN BAKER
Directors

IONA TECHNOLOGIES PLC

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ FUNDS

(US dollars in thousands)

	Shareholders’ funds
			Share								Total
	Ordinary		premium		Profit and		Other		Shares to		shareholders’
	shares		account		loss account		reserve		be issued		funds
Balance at January 1, 2002	US$	80	US$	347,931	US$	(40,359)	US$	27,494	US$	4,390	US$	339,536
Proceeds from issue of 87,052 Ordinary Shares of €0.0025 each on exercise of options		—		619		—		—		—		619
Proceeds from purchase of 331,025 Ordinary Shares of €0.0025 under the employee share
purchase plan		1		1,985		—		—		—		1,986
Issue of 87,394 shares		—		4,390		—		—		(4,390)		—
Issuance of 4,600,000 Ordinary Shares of €0.0025 in connection with secondary offering		10		65,379		—		—		—		65,389
Expense of issue in connection with secondary offering		—		(1,997)		—		—		—		(1,997)
Loss for year		—		—		(331,858)		—		—		(331,858)
Credits corresponding to stock compensation expensed		—		—		—		1,230		—		1,230

Balance at December 31, 2002	US$	91	US$	418,307	US$	(372,217)	US$	28,724	US$	—	US$	74,905

IONA TECHNOLOGIES PLC

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ FUNDS (Continued)
(US dollars in thousands)

	Shareholders’ funds
			Share								Total
	Ordinary		premium		Profit and		Other		Shares to		shareholders’
	shares		account		loss account		reserve		be issued		funds
Balance at January 1, 2003	US$	91	US$	418,307	US$	(372,217)	US$	28,724	US$	—	US$	74,905
Proceeds from issue of 844,920 Ordinary
Shares of €0.0025 each on exercise of options		2		1,665		—		—		—		1,667
Proceeds from purchase of 325,819 Ordinary Shares of €0.0025 under the employee share purchase plan		1		576		—		—		—		577
Loss for year		—		—		(44,236)		—		—		(44,236)
Credits corresponding to stock compensation expensed		—		—		—		199		—		199

Balance at December 31, 2003	US$	94	US$	420,548	US$	(416,453)	US$	28,923	US$	—	US$	33,112

IONA TECHNOLOGIES PLC

COMPANY BALANCE SHEET

(US dollars in thousands)

		December 31,
	Note	2002		2003
ASSETS
Fixed assets
Intangible assets	9	US$	1,408	US$	709
Tangible assets	10		6,646		3,888
Financial assets	12		51,444		51,444

			59,498		56,041

Current assets
Debtors	14		53,190		46,732
Cash at bank and in hand			5,748		4,537

Total assets		US$	118,436	US$	107,310

LIABILITIES AND SHAREHOLDERS’ EQUITY
Capital and reserves
Redeemable Preference Shares, €0.0025 par value:
101,250,000 shares authorised, none issued and outstanding		US$	–	US$	–
Ordinary Shares, €0.0025 par value:
150,000,000 shares authorised. Issued and outstanding:
32,834,968 shares at December 31, 2002 and 34,005,707 shares at December 31, 2003			91		94
Share premium account			418,307		420,548
Other reserve			28,724		28,923
Profit and loss account			(373,163)		(419,542)

Shareholders’ funds (all equity interests)	17/18		73,959		30,023

Provisions for liabilities and charges	16		610		3,012
Creditors: amounts falling due within one year
Trade creditors			883		1,053
Due to subsidiary undertakings			31,536		60,002
Other creditors including tax and social welfare	15		1,226		2,899
Accruals			3,666		4,025
Deferred income			6,556		6,296

			43,867		74,275

Total liabilities and shareholders’ equity		US$	118,436	US$	107,310

Approved by the Board on 9 June 2004

DR. CHRISTOPHER J. HORN
DR. SEÁN BAKER
Directors

IONA TECHNOLOGIES PLC

CONSOLIDATED STATEMENT OF CASH FLOWS

(US dollars in thousands)

		Year ended December 31,
	Note	2002		2003
Net cash outflow from operating activities	19	US$	(33,065)	US$	(27,416)

Returns on investments and servicing of finance
Interest received			1,003		590
Interest and similar charges paid			(138)		(92)

Net cash inflow from returns on investments and servicing of finance			865		498

Taxation
Taxes (paid) refunded			(837)		934

Capital expenditure and financial investment
Purchase of tangible fixed assets			(5,205)		(1,248)
Proceeds from sale of tangible fixed assets			—		112
Purchase of intangible assets			(6)		(110)

			(5,211)		(1,246)

Net cash outflow before management of liquid resources and financing			(38,248)		(27,230)

Management of liquid resources	22		(33,826)		25,147

Financing
Issue of ordinary share capital			67,994		2,244
Expenses of issue			(1,997)		—

Net cash inflow from financing			65,997		2,244

(Decrease) increase in cash	20	US$	(6,077)	US$	161

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003

1.	ORGANISATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Organisation

IONA Technologies PLC (the “company”) is organised as a public limited company under the laws of Ireland. IONA Technologies PLC and its subsidiaries, all of which are wholly owned (collectively, the “group”), operate in one market segment: enterprise infrastructure software. The group also provides professional services, consisting of customer consulting and training and, to a limited extent, product customisation and enhancement, as well as customer technical support. The group’s major customers, based on revenues earned, are corporate information technology departments of U.S. businesses. The group also earns significant revenues from similar customers in European countries and the rest of the world.

(b)	Basis of presentation and principles of consolidation

The accompanying consolidated financial statements are prepared under the historical cost convention, as modified by the revaluation of investments held as current assets in accordance with generally accepted accounting principles in the Republic of Ireland and include the company and its wholly–owned subsidiaries after eliminating all material inter–company transactions and balances. The results of acquired businesses and entities are included from the date of acquisition.

(c)	Foreign currency translation

The US dollar is the functional currency for the company and the company’s subsidiaries. Gains and losses arising on the remeasurement into US dollars of amounts denominated in foreign currencies are included in the profit and loss account for the year.

(d)	Revenue recognition

The group’s revenue is derived from product license fees and charges for services. The group follows the revenue recognition criteria of Statement of Position 97–2, “Software Revenue Recognition”, as amended by SOP 98–4 and SOP 98–9, issued by the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants and related interpretations (collectively, “SOP 97-2”) which is consistent with the requirements of Application Note G – “Revenue Recognition” to FRS 5 “Reporting the substance of transactions” issued by the Accounting Standards Board. Under the terms of SOP 97–2 where an arrangement to deliver software does not require significant production, modification or customisation, the group recognises software revenues when all of the following criteria are met:

•	persuasive evidence of an arrangement exists;

•	delivery has occurred;

•	vendor’s fee is fixed or determinable; and

•	collectibility is probable.

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 (Continued)

1.	ORGANISATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)	Revenue recognition (continued)

For arrangements with multiple elements, the group allocates revenue to each element of a transaction based upon its fair value as determined by “vendor specific objective evidence”. Vendor specific objective evidence of fair value for each element of an arrangement is based upon the normal pricing and discounting practices for each element when sold separately, including the renewal rate for support services.

If the group cannot objectively determine the fair value of any undelivered element included in the multiple element arrangement, the group defers revenue until all elements are delivered, services have been performed, or until fair value can be objectively determined. When the fair value of a delivered element cannot be established, the group uses the residual method to record license revenue, provided the fair value of all undelivered elements is determinable. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognised as revenue.

The group assesses whether fees are fixed or determinable at the time of sale and recognises revenue if all other revenue recognition requirements are met. The group’s standard payment terms are net 30 days; however, terms may vary based on the country in which the agreement is executed. Payments that extend beyond 30 days from the contract date but that are due within twelve months are generally deemed to be fixed or determinable based on the group’s successful collection history on such arrangements, and thereby satisfy the required criteria for revenue recognition.

While most of the group’s arrangements include payment terms of less than one year, the group has, in the past, provided payment terms of more than one year to credit worthy customers. The group has established a history of collection, without concessions, on these receivables with payment terms that extend beyond one year. Provided all other revenue recognition criteria had been met, the group recognised license revenue for these arrangements upon delivery.

Revenue for consulting services is generally recognised as the services are performed. Revenue from royalty arrangements in excess of guaranteed amounts are recognised upon notification of such royalties payable by the customer.

(e)	Cost of sales

Cost of sales includes the costs of products and services. Cost of product sales includes shipping, handling, materials (such as diskettes, packaging and documentation) and the portion of development costs associated with product development arrangements. Cost of service sales includes the salary costs of personnel engaged in consultancy, training and technical support, and telephone and other support costs.

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 (Continued)

1.	ORGANISATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f)	Research and development

Research and development expenditures are generally charged to the profit and loss account as incurred. Software development costs subsequent to the establishment of technological feasibility are considered capitalisable. Based on the group’s product development process, technological feasibility is established upon completion of a working model. Development costs incurred by the group between completion of the working model and the point at which the product is ready for general release have been insignificant.

(g)	Tangible fixed assets

Tangible fixed assets are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method to write off the cost of tangible fixed assets over their expected useful lives as follows:

Equipment	3 to 5 years
Furniture and fixtures	3 to 10 years

Reviews are regularly performed to determine whether facts or circumstances exist which indicate the carrying value of tangible fixed assets may be impaired. During the year ended December 31, 2003 the group recorded an impairment charge of US$3,191,000, details of which are contained in Notes 4 and 10.

(h)	Investments

Investments, classified as current assets, consist of commercial paper, corporate bonds and US government agency securities. They are reported at market value, with realised and unrealised gains and losses included in the profit and loss account for the year. This treatment is a departure from Irish Company Law, which stipulates that unrealised gains and losses be credited or debited to a revaluation reserve. Unrealised losses of US$40,000 and US$104,000 were included in the profit and loss account for the years ended December 31, 2002 and 2003, respectively. In the opinion of the board, this treatment, which is consistent with US Statement of Financial Accounting Standard (SFAS) No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, is necessary to present a true and fair view.

(i)	Goodwill

Goodwill is the difference between the cost of an acquired entity and the aggregate of the fair values of the entity’s identifiable assets and liabilities. Goodwill is amortised to the profit and loss account on a straight line basis over its estimated useful economic life of four years.

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003 (Continued)

1.	ORGANISATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i)	Goodwill (continued)

Reviews are regularly performed to determine whether facts or circumstances exist which indicate that the carrying value of goodwill is impaired. As a result of this assessment in 2002, goodwill was deemed to be fully impaired.

(j)	Intangible fixed assets

Capitalised software development costs relate to the purchase of software code or technology, which have reached technological feasibility. These costs will be written off on a straight-line basis over their useful economic lives of four years.

Reviews are regularly performed to determine whether facts or circumstances exist which indicate that the carrying value of capitalised software development costs are impaired. In October 2003, as a result of unfavourable market conditions and changes in the company’s product strategy, the company completed an impairment review and assessment of the carrying values of its capitalised software development costs as required by Financial Reporting Standard No. 11 “Impairment of Fixed Assets and Goodwill” (FRS 11). This assessment resulted in a non–cash impairment charge of US$80,000.

(k)	Defined contribution pension plan

The group sponsors and contributes to a defined contribution pension plan for certain employees and directors. The group’s annual contributions are charged to the profit and loss account in the period to which they relate.

(l)	Concentration of credit risk

The group sells its products to companies in various industries throughout the world. The group maintains provisions for potential credit losses. To date losses have been within management’s expectations. The group had an allowance for doubtful accounts of approximately US$1,132,000 and US$1,093,000 at December 31, 2002 and 2003 respectively. The group generally requires no collateral from its customers.

(m)	Deferred taxation

Deferred tax is recognised, using the liability method, in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more, or a right to pay less or to receive more, tax in the future, with the following exceptions:

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003 (Continued)

1.	ORGANISATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(m)	Deferred taxation (continued)

(i)	Provision is made for tax on gains arising from the revaluation (and similar fair value adjustments) of fixed assets, and gains on disposal of fixed assets that have been rolled over into replacement assets, only to the extent that, at the balance sheet date, there is a binding agreement to dispose of the assets concerned. However, no provision is made where, on the basis of all available evidence at the balance sheet date, it is more likely than not that the taxable gain will be rolled over into replacement assets and charged to tax only where the replacement assets are sold;

(ii)	Provision is made for deferred tax that would arise on remittance of the retained earnings overseas subsidiaries, only to the extent that, at the balance sheet date, dividends have been accrued as receivable;

(iii)	Deferred tax assets are recognised only to the extent that the directors consider that it is more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

(n)	Employment grants

Employment grants are credited to the profit and loss account and offset against the related payroll expense in two equal instalments, the first on the creation of the job and the second on the first anniversary thereof.

(o)	Leased assets

Rentals in respect of operating leases are charged to the profit and loss account as incurred.

(p)	Discounts on share options

In accordance with the requirements of UITF Abstract 17, “Employee Share Schemes”, discounts on share options granted to employees and directors under the Company’s Share Option Schemes, representing the difference between the market value of the shares at the date of grant of the option and the option price, are recognised in the profit and loss account on a straight line basis over the vesting period. The corresponding credit is reported in “Other Reserve”.

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003 (Continued)

1.	ORGANISATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(p)	Discounts on share options (continued)

Where future service is a requirement to vest options exchanged in an acquisition, that portion of the intrinsic value of the option at the acquisition date that the future service period bears to the total vesting period is regarded as compensation for services rather than as part of the cost of acquisition and is expensed on a straight line, tranche by tranche basis, over the expected future service periods with the corresponding credit reported in “Other Reserve.”

(q)	Acquisitions

Turnover and results of acquired undertakings are consolidated in the group profit and loss account from the date on which control over the operating and financial decisions is obtained. The aggregate purchase price plus related expenses are allocated to acquired assets and liabilities at their estimated fair values at the date of acquisition based primarily on an independent valuation.

(r)	Derivatives and financial instruments

At present, the group does not enter into forward foreign currency contracts or other derivative instruments as the related exposures are not material to the group and do not warrant such complexity.

(s)	Financial fixed assets

Financial fixed assets are stated at cost less provision for impairment.

2.	SEGMENTAL INFORMATION

Turnover represents the amounts derived from the provision of products and services which fall within the group’s ordinary activities, all of which are continuing, stated net of value added tax.

The group operates in one market segment: enterprise integration software. The following is a summary of turnover, operating profit and net assets within geographic areas:

	2002	2003
	US$’000	US$’000
Amount of turnover by class of activity
Computer consultancy and training	49,778	38,453
Software products	73,452	35,737

	123,230	74,190

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003 (Continued)

2.	SEGMENTAL INFORMATION (Continued)

	2002	2003
	US$’000	US$’000
Amount of turnover by market
Americas	75,472	38,338
Europe	33,696	24,657
Rest of world	14,062	11,195

	123,230	74,190

Turnover by market supplied and by origin are not materially different.

	2002	2003
	US$’000	US$’000
Operating loss
Americas	(8,057)	(857)
Europe	(322,925)	(42,823)
Rest of world	100	(428)

	(330,882)	(44,108)

Net assets (liabilities)
Americas	(18,658)	(19,567)
Europe	101,224	60,289
Rest of world	(7,661)	(7,610)

	74,905	33,112

3.	EMPLOYEES

	2002	2003
	Number	Number
The average number of persons employed by the group, by department, during the year was as follows:
Finance, legal, administration and IT	107	66
Product development	281	150
Sales and marketing	288	151
Services	73	75

	749	442

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003 (Continued)

3.	EMPLOYEES (Continued)

	US$’000	US$’000
The staff costs comprise:
Wages and salaries	82,482	50,657
Social welfare costs	9,963	6,607
Pension costs	1,888	1,433

	94,333	58,697

4.	ADMINISTRATIVE EXPENSES

	2002	2003
	US$’000	US$’000
Administrative expenses comprise the following:
General and administrative expenses	13,997	11,245
Amortisation of intangible assets	67,072	729

	81,069	11,974

Exceptional administrative expenses comprise the following:
Restructuring costs	20,763	20,525
Impairment of goodwill	182,745	—
Impairment of capitalised software development costs	28,586	80
Impairment of tangible fixed assets	3,750	3,191

	235,844	23,796

Restructuring

During 2002, the company’s management and board of directors approved restructuring plans, which included consolidation of excess facilities, a reduction of workforce, and other related costs. Total restructuring costs of US$20,763,000 were recorded related to these initiatives in 2002.

During 2003, the company’s management and board of directors approved further restructuring plans to streamline its cost structure. These restructuring plans included a reduction in workforce, the closure and consolidation of office space, and other related costs. Total restructuring costs of US$20,525,000 were recorded related to this initiative. Restructuring charges included approximately US$11,034,000 representing the cost of involuntary employee separation and related costs for approximately 278 employees worldwide and costs totaling approximately US$9,491,000 associated with the closure and consolidation of office space.

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003 (Continued)

4.	ADMINISTRATIVE EXPENSES (Continued)

Restructuring (continued)

Amounts of restructuring costs remaining accrued at December 31, 2003 of US$13,904,000 relate to remaining separation and facility closure and consolidation costs. The company expects cash outlays of US$9,394,000 will be made in the next twelve months, with the remaining cash outlays of US$4,510,000 to be made through the end of 2013.

The group made certain estimates and assumptions in assessing the amount accrued for excess facilities arising from these restructurings. The charge was calculated by taking into consideration (1) the committed annual rental charge associated with the vacant square footage, (2) an assessment of the sublet rents that could be achieved based on current market conditions, vacancy rates and future outlook, (3) an assessment of the period of time the facility would remain vacant before being sub-let, (4) an assessment of the percentage increase in the primary lease rent at each review, and (5) the application of a discount rate of 4% over the remaining period of the lease or break clause.

Impairment of goodwill

In October 2002, as a result of unfavourable market conditions and a decline in the company’s market capitalisation, the group completed an impairment review and assessment of the carrying value of goodwill (as required by FRS 11). As a result of this review, goodwill was determined to be impaired in full and a non–cash impairment charge of US$182,745,000 was recorded.

Impairment of capitalised software development costs

In October 2003, as a result of unfavourable market conditions and changes in the company’s product strategy, the company completed an impairment review and assessment of the carrying values of its capitalised software development costs (as required by FRS 11). It was determined that the carrying values of these capitalised software development costs exceeded their recoverable amounts resulting in the company recording non–cash impairment losses of US$80,000. The impairment loss represents the amount by which the carrying value of capitalised software development cost exceeded its estimated recoverable amount, as certain technology was eliminated from the company product suite and the company ceased to have further use for the capitalised development costs.

In October 2002, the company completed an impairment review and assessment of the carrying values of its capitalised software costs. It was determined that the carrying values of these capitalised software development costs exceeded their recoverable amounts resulting in the company recording non–cash impairment losses of US$22,207,000. In addition in 2002, as a result of changes in product strategy in reaction to market conditions, which resulted in changes to, and the elimination of certain technologies from, the company product suite, the company ceased to have further use for certain capitalised software development costs and recorded an impairment loss of approximately US$6,379,000 to write them off completely.

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003 (Continued)

4.	ADMINISTRATIVE EXPENSES (Continued)

Impairment of tangible fixed assets

In 2003, the group recorded a US$3,191,000 (company – US$1,231,000) charge, net of cash received of US$112,000, for the impairment of tangible fixed assets and related costs, for fixed assets no longer in use in 2003, as a result of restructuring activities in 2003.

In 2002, the group recorded a US$3,750,000 (company – US$2,202,000) charge for the impairment of tangible fixed assets and related costs, of which US$1,600,000 was attributable to the implementation of a new sales force automation system that replaced and made obsolete an existing system. The remaining US$2,150,000 relates to writing off the net book value of other tangible fixed assets which ceased to be used in 2002 and which had no significant salvage values.

5.	INTEREST PAYABLE AND SIMILAR CHARGES

	2002	2003
	US$’000	US$’000
Bank charges and interest on loans repayable within five years other than by instalment	138	92

6.	LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION

	2002	2003
	US$’000	US$’000
The loss on ordinary activities before taxation is stated after charging:
Depreciation	7,257	4,667
Amortisation of goodwill	56,613	—
Amortisation of capitalised software development costs	10,459	729
Impairment of goodwill	182,745	—
Impairment of capitalised software development costs	28,586	80
Impairment of tangible fixed assets	3,750	3,191
Directors’ remuneration, including pensions	1,110	1,377
Auditors’ remuneration	186	136
Discounts on share options expensed	1,230	199

A separate profit and loss account for IONA Technologies PLC (the “company”) has not been prepared because the conditions laid down in Section 3(2) of the Companies (Amendment) Act, 1986 have been complied with. The amount of the loss dealt with in the parent undertaking was US$46,379,000 (2002: US$385,201,000).

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003 (Continued)

7.	TAX ON LOSS ON ORDINARY ACTIVITIES

	2002	2003
	US$’000	US$’000
Current tax:
Ireland	126	392
Foreign taxation	1,417	556

Tax on loss on ordinary activities	1,543	948

The tax assessed for the period differs from the amount computed by applying the standard rate of corporation tax in the Republic of Ireland (12.5 per cent) to the loss on ordinary activities before taxation. The sources and tax effects of the differences are explained below:

Loss on ordinary activities before tax	(330,315)	(43,288)

Loss on ordinary activities multiplied by effective tax rate of 12.5% (2002: 16%)	(52,850)	(5,411)
Effect of:
Expenses not deductible	45,928	524
Higher tax rates on overseas earnings	(1,803)	(142)
Income not subject to tax	(163)	(59)
Manufacturing relief	2,649	1,047
Other timing differences	23	37
Unutilised losses	7,759	4,952

Current tax charge for the period	1,543	948

Deferred tax:

The group has significant trading losses carried forward at year end, the impact of which may serve to maintain, or potentially reduce, the group’s annual effective tax rate in future years as well as providing cashflow benefits regarding the timing of tax payments. The utilisation of these net operating losses carried forward is limited to future profitable operations of the group in related tax jurisdictions in which such losses arose.

At December 31, 2003, the group had a net operating loss carryforward of approximately US$105.4 million, for U.S. federal income tax purposes which will expire in the tax years 2011 through 2023 if not previously utilised. Utilisation of the U.S. net operating loss carryforward may be subject to an annual limitation due to the change in ownership rules provided by the Internal Revenue Code of 1986. This limitation and other restrictions provided by the Internal Revenue Code of 1986 may reduce the net operating loss carryforward such that it would not be available to offset future taxable income of the U.S. subsidiaries.

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003 (Continued)

7.	TAX ON LOSS ON ORDINARY ACTIVITIES (Continued)

Deferred tax: (continued)

At December 31, 2003, the group also had net operating loss carryforwards totalling approximately US$105.9 million for Irish income tax purposes that carry forward indefinitely.

At December 31, 2003, the group also had net operating loss carryforwards totalling approximately US$2.9 million for Australian income tax purposes which carry forward indefinitely.

No deferred tax asset is recognised in respect of net operating losses carried forward because of the history of operating losses in related tax jurisdictions.

8.	LOSS PER ORDINARY SHARE

Basic and diluted loss per share are calculated in accordance with Financial Reporting Standard No. 14, “Earnings per Share”.

The following sets forth the computation of basic and diluted loss per Ordinary Share:

	2002	2003
Numerator	US$’000	US$’000
Numerator for basic and diluted loss per Ordinary Share – loss for the financial year	(331,858)	(44,236)

Denominator	US$’000		US$’000
Denominator for basic and diluted loss per share – weighted average Ordinary Shares
Basic		31,890		33,335

Diluted		31,890		33,335

Basic loss per Ordinary Share	US$	(10.41)	US$	(1.33)

Diluted loss per Ordinary Share	US$	(10.41)	US$	(1.33)

The effect of employee stock options has not been included in the computation of diluted earnings per Ordinary Share as to do so would have been antidilutive. The weighted average number of options outstanding for the years ended December 31, 2002 and 2003 was 6,863,785 and 3,063,236 respectively.

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003 (Continued)

9.	INTANGIBLE ASSETS

	Capitalised
	software
	development
	costs	Goodwill	Total
	US$’000	US$’000	US$’000
GROUP
Cost
At January 1, 2003	53,994	301,934	355,928
Additions	110	—	110

At December 31, 2003	54,104	301,934	356,038

Amortisation
At January 1, 2003	52,586	301,934	354,520
Charge for year	729	—	729
Impairment (Note 4)	80	—	80

At December 31, 2003	53,395	301,934	355,329

Net book value
At December 31, 2003	709	—	709

At January 1, 2003	1,408	—	1,408

COMPANY
Cost
At January 1, 2003	26,750	14,608	41,358
Additions	110	—	110

At December 31, 2003	26,860	14,608	41,468

Amortisation
At January 1, 2003	25,342	14,608	39,950
Charge for year	729	—	729
Impairment (Note 4)	80	—	80

At December 31, 2003	26,151	14,608	40,759

Net book value
At December 31, 2003	709	—	709

At January 1, 2003	1,408	—	1,408

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003 (Continued)

10.	TANGIBLE FIXED ASSETS

		Fixtures	Motor
	Equipment	and fittings	vehicles	Total
	US$’000	US$’000	US$’000	US$’000
GROUP
Cost
At January 1, 2003	34,221	12,311	20	46,552
Additions	1,130	118	—	1,248
Disposals	(21,499)	(5,646)	(20)	(27,165)

At December 31, 2003	13,852	6,783	—	20,635

Depreciation
At January 1, 2003	27,368	6,177	20	33,565
Charge for year	3,502	1,165	—	4,667
Disposals	(19,095)	(1,556)	(20)	(20,671)
Impairment (Note 4)	(1,146)	(2,045)	—	(3,191)

At December 31, 2003	10,629	3,741	—	14,370

Net book amounts
At December 31, 2003	3,223	3,042	—	6,265

At January 1, 2003	6,853	6,134	—	12,987

COMPANY
Cost
At January 1, 2003	19,625	6,478	20	26,123
Additions	690	7	—	697
Disposals	(13,164)	(1,293)	(20)	(14,477)

At December 31, 2003	7,151	5,192	—	12,343

Depreciation
At January 1, 2003	16,470	2,987	20	19,477
Charge for year	1,653	571	—	2,224
Disposals	(11,929)	(66)	(20)	(12,015)
Impairment (Note 4)	(616)	(615)	—	(1,231)

At December 31, 2003	5,578	2,877	—	8,455

Net book amounts
At December 31, 2003	1,573	2,315	—	3,888

At January 1, 2003	3,155	3,491	—	6,646

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003 (Continued)

11.	INVESTMENTS

	2002	2003
	US$’000	US$’000
GROUP
Commercial paper	54,049	11,591
Corporate Bonds	—	5,980
US government agency securities	4,091	15,407

	58,140	32,978

12.	FINANCIAL FIXED ASSETS

	2002	2003
	US$’000	US$’000
GROUP
Shares in unrelated undertaking, unlisted at cost
At beginning and end of year	50	50

	2002	2003
	US$’000	US$’000
COMPANY
Shares in group undertakings (a)	51,394	51,394
Other shares (b)	50	50

	51,444	51,444

(a)	Shares in group undertakings

Balance at beginning of year	338,724	51,394
Reclassified from intangible assets	27,050	—
Impairment of investment in group undertakings	(314,380)	—

Balance at end of year	51,394	51,394

(b)	Shares in unrelated undertaking — unlisted, at cost

	2002	2003
	US$’000	US$’000
At beginning and end of year	50	50

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003 (Continued)

12.	FINANCIAL FIXED ASSETS (Continued)

At December 31, 2003, the company had the following wholly owned subsidiary undertakings. All shareholdings are in Ordinary Shares:

	Nature of	Registered
Name	business	office
IONA Technologies	Supply of computer	200 West St.,
Inc.	software and	Waltham,
	support, training and	Massachusetts 02451,
	consultancy	United States of America.

IONA Technologies	Supply of computer	c/o Moore Stephens PMN,
Asia Pacific	software and	Level 6,
Pty Ltd	support, training	460 Church Street,
	and consultancy	Parramatta, NSW 2150,
Australia.

IONA Technologies	Investment and	PO Box 309,
Finance	finance company	South Church Street,
George Town,
Grand Cayman,
Cayman Islands,
British West Indies.

IONA Technologies	Sale of software	2203–2206 Pioneer Centre,
China Limited	products, support,	750 Nathan Road,
	training and	Kowloon,
	consultancy	Hong Kong.

IONA Technologies	Sale of software	Brunnenweg 7,
GmbH	products, support,	D–64331 Weiterstadt,
	training and	Germany.
consultancy

IONA Technologies	Sale of software	125 Wharfedale Road,
UK Limited	products, support,	Winnersh Triangle,
	training and	Wokingham,
	consultancy	Berkshire RG41 5RB,
England.

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003 (Continued)

12.	FINANCIAL FIXED ASSETS (Continued)

	Nature of	Registered
Name	business	office
IONA Technologies	Sale of software	7 Place de la Defense,
SARL	products, support,	Courbevoie,
	training and	92400,
	consultancy	France.

IONA Technologies	Sale of software	65 Chulia Street,
Singapore PTE	products, support,	#43–08 OCBC,
Limited	training and	Centre,
	consultancy	Singapore 049513.

IONA Technologies	Sale of software	Akaska Sanchome Bldg,
Japan	products, support,	7F 3–12–16,
	training and	Akaska,
	consultancy	Minato–ku,
Tokyo 107–0052,
Japan.

IONA Technologies	Sale of software	Largo Richini, 6,
Italia S.R.L.	products, support,	20122 Milano,
	training and	Italy.
consultancy

IONA Technologies	Sale of software	c/o Dr. Petere,
(Suisse) SA	products, support,	Neuenschwander,
	training and	Lowenstrasse 61,
	consultancy	8001 Zurich,
Switzerland.

IONA Technologies	Sale of software	Avenue Marcel Thirty 204,
(Belgium) SA	products, support,	1200 Bruxelles,
	training and	Belgium.
consultancy

IONA Technologies	Sale of software	Drantestraat 20,
Netherlands BV	products, support,	1083 HK, Amsterdam,
	training and	The Netherlands.
consultancy

Genesis Development	Dormant	200 West Street,
Corporation		Waltham,
Massachusetts 02451,
United States of America.

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003 (Continued)

12.	FINANCIAL FIXED ASSETS (Continued)

	Nature of	Registered
Name	business	office
IONA Research	Dormant	The IONA Building,
(Ireland) Limited		Shelbourne Road,
Dublin 4.

Orbix Limited	Dormant	The IONA Building,
Shelbourne Road,
Dublin 4.

Object–Oriented	Sale of software	200 West Street,
Concepts, Inc.	products, support, training	Waltham,
	and consulting	Massachusetts 02451,
United States of America.

Netfish	Consulting services	200 West Street,
Technologies, Inc.		Waltham,
Massachusetts 02451,
United States of America.

Netfish Technologies	Dormant	125 Wharfedale Road,
Europe Limited		Winnersh Triangle,
Wokingham,
Bekshire RG41 5RB,
England.

IONA Technologies	Sale of software products,	C/Orense, 85
Spain, S.L.	support, training and	Edificio Lexington,
	consulting	208029, Madrid,
Spain.

IONA Technologies	Sale of software products,	ASEM Tower 30th Floor,
Korea Limited	support, training and	159–1 Samsung–dong,
	consulting	Kangnam–Ku, Seoul,
Korea.

Object–Oriented	Provision of engineering	Regatta Plaza II, 1st Floor,
Concepts Canada, Inc.	services	84–86 Elizabeth Avenue,
St John’s, NF, A1A 1W7,
Canada.

Object–Oriented	Dormant	c/o Moore Stephens PMN,
Concepts PTY Limited		Level 6,
460 Church Street,
Parramatta, NSW 2150,
Australia.

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003 (Continued)

12.	FINANCIAL FIXED ASSETS (Continued)

	Nature of	Registered
Name	business	office
Object–Oriented	Dormant	Amalienstrasse 81–87,
Concepts GmbH		76133 Karlsruhe,
Germany.

Genesis	Dormant	Via Duchessa,
Development S.R.L.		1083 Torino,
Italy.

IONA Government	Dormant	11465 Sunset Hills Road,
Technologies, Inc		Suite 410,
Reston, VA 20190
United States of America.

13.	RESTRICTED CASH

The group has approximately US$3,745,000 (2002: US$1,223,000) in restricted cash deposits with Citizens Bank which includes US$745,000 of annual renewable letter of credit facilities for certain leased facilities and US$3,000,000 payable upon demand for use towards satisfaction of amounts owed to a previous landlord. Should the group not renew these letter of credit facilities or default on its rental obligations, US$745,000 will be payable to the lessors.

14.	DEBTORS

	2002	2003
	US$’000	US$’000
GROUP
Debtors– amounts falling due within one year:
Trade Debtors	29,733	23,255
Prepayments and accrued income	5,376	3,010

	35,109	26,265

Debtors– amounts falling due after more than one year:
Trade Debtors	400	100

	400	100

Total	35,509	26,365

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003 (Continued)

14.	DEBTORS (Continued)

	2002	2003
	US$’000	US$’000
COMPANY
Debtors– amounts falling due within one year:
Trade Debtors	8,366	8,120
Prepayments and accrued income	1,665	1,473
Due from subsidiary undertakings, net of provision of US$7,095,000 (2002: US$6,020,000) for uncollectible amounts	43,159	37,139

	53,190	46,732

15.	TAXATION CREDITORS

	2002	2003
	US$’000	US$’000
GROUP
Corporation tax	723	2,588
Foreign taxation	184	114
PAYE and PRSI	503	311

	1,410	3,013

COMPANY
Corporation tax	723	2,588
PAYE and PRSI	503	311

	1,226	2,899

16.	PROVISIONS FOR LIABILITIES AND CHARGES

	Employee	Consolidation
	severance and	of
	benefits	facilities	Total
	US$’000	US$’000	US$’000
GROUP
Provision at December 31, 2002 (previously shown as accruals)	2,971	7,225	10,196
Restructuring charge during year ended December 31, 2003 (Note 4)	11,034	9,491	20,525
Amounts paid	(11,141)	(5,676)	(16,817)

Provision at December 31, 2003	2,864	11,040	13,904

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003 (Continued)

16.	PROVISIONS FOR LIABILITIES AND CHARGES (Continued)

GROUP (Continued)

The group expects cash outlays of US$9,394,000 will be made in the next twelve months, with the remaining cash outlays of US$4,510,000 to be made through the end of 2013.

	Employee	Consolidation
	severance and	of
	benefits	facilities	Total
	US$’000	US$’000	US$’000
COMPANY
Provision at December 31, 2002 (previously shown as accruals)	400	210	610
Restructuring charge during year ended December 31, 2003	3,774	2,989	6,763
Amounts paid	(3,457)	(904)	(4,361)

Provision at December 31, 2003	717	2,295	3,012

The company expects cash outlays of US$1,760,000 will be made in the next twelve months, with the remaining cash outlays of US$1,252,000 to be made through the end of 2013.

17.	SHAREHOLDERS’ FUNDS

Redeemable preference shares and shareholders’ equity

The company’s authorised share capital is divided into Ordinary Shares of €0.0025 par value per share and Redeemable Preference Shares (“Preference Shares”) of €0.0025 par value per share.

The Preference Shares confer on the holders thereof the right to receive notice of and to attend all general meetings of the company but not the right to vote on any resolution proposed therefor. They confer on the holders thereof the right to be paid out of the profits available for distribution, in priority to any payment of dividend on any other class of shares in the company, a fixed cumulative preference dividend at a rate of 6% per annum on the amount paid up on the Preference Shares.

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003 (Continued)

17.	SHAREHOLDERS’ FUNDS (Continued)

Upon winding up of the company, the Preference Shares confer upon the holders thereof the right to repayment of the capital paid thereon, together with payment of all arrears of preferential dividend, whether declared or not, to the date of redemption of the Preference Shares in priority to payment of any dividend or repayment of capital to the holders of the Ordinary Shares in the capital of the company. Such Preference Shares do not, however, confer upon the holders thereof any further rights to participate in the assets of the company.

Share option schemes

The company has three principal schemes. The company’s Executive Share Option Scheme has authorised the grant of options to management personnel for up to 1,125,500 shares of the company’s Ordinary Shares. All options granted have seven year terms and generally vest in equal instalments on each of the first, second, third and fourth anniversaries of the date of grant.

The 1997 Share Option Scheme provides for the grant of share options to employees, consultants, directors and officers of the company up to 2,250,000 of the company’s Ordinary Shares. In 1998, the company’s board of directors and shareholders approved an amendment to the 1997 Share Option Scheme, providing for an increase in the number of Ordinary Shares that may be issued under the 1997 Share Option Scheme to an aggregate of 4,750,000 and further amendments in 2000 and 2001 increased this to 8,900,000 and 12,900,000 respectively.

Options granted under the 1997 Share Option Scheme expire ten years from the date of grant or five years from the date of grant in the case of incentive stock options issued to employees holding more than 10% of the total combined voting power of the company.

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003 (Continued)

17.	SHAREHOLDERS’ FUNDS (Continued)

Share option schemes (continued)

The 1997 Director Share Option Scheme provides for the grant of options to purchase a maximum of 250,000 Ordinary Shares of the company to non–employee directors of the company. Under the 1997 director share option scheme, each of the directors who is not also an employee or officer will automatically receive an option to purchase 30,000 ordinary shares on the date such person is first elected to the board of directors. In addition, each such director, as well as any other director who is not also an employee or officer, will automatically receive (1) an option to purchase an additional 21,000 Ordinary Shares at the time of each annual general meeting at which such director is re–elected for a three–year term and (2) an option to purchase an additional 3,000 Ordinary Shares at the time of each other annual general meeting after the first anniversary of such director’s initial award, provided, however, that such person has continuously served as a non–employee director during such period. However, a continuing non–employee director will not be automatically granted an option under the 1997 Director Share Option Scheme if he has attended fewer than 75% of the Meetings of the board of directors held during the previous year. The exercise price per share for all options granted under the 1997 Director Share Option Scheme will be equal to the fair market value of the Ordinary Shares on the date of grant. All options granted under the 1997 Director Share Option Scheme are exercisable in three equal annual instalments, assuming such director satisfies specified requirements. The term of each option is for a period of ten years from the date of grant.

In July 2002, the board of directors and shareholders approved an amendment to the 1997 Director Share Option Scheme to increase the number of Ordinary Shares issuable under that scheme from 250,000 to 500,000 shares.

In the fourth quarter of 2002, the Company made an offer to its employees, including executive officers other than the Chief Executive Officer and Chief Operating Officer, to exchange their outstanding options to purchase IONA’s Ordinary Shares that had an exercise price of more than US$3.00 per share. Eligible options included options granted under the 1997 Share Option Scheme, the Genesis Development Corporation 1997 Stock Option Plan, the Object-Oriented Concepts, Inc. Stock Option Plan and the Netfish Technologies, Inc. 1999 Stock Option Plan. In exchange for eligible options, employees received a commitment for new stock options to be granted under the 1997 Share Option Scheme on or after May 15, 2003. Only those participants in the option exchange who were employees of the Company on the date the new options were granted were eligible to receive the new grant. Participating executive officers were required to forfeit, without exchange, all options granted on or after April 16, 2002. A total of 4,815,444 options were accepted for exchange under the offer and accordingly were cancelled in November 2002. An additional 869,150 options were cancelled without exchange. The Company granted new options to purchase approximately 3,191,884 shares on May 15, 2003. The new options granted under the offer have an exercise price of US$1.99, which represented the fair market value of IONA’s Ordinary Shares, as determined by the last reported sale price of IONA’s Ordinary Shares on the Nasdaq National Market on May 14, 2003.

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003 (Continued)

17.	SHAREHOLDERS’ FUNDS (Continued)

Share option schemes (continued)

A summary of the company’s stock option activity and related information for the years ended December 31, 2002 and 2003 is as follows:

		Weighted		Weighted
		average		average
		exercise		exercise
	Options	price	Options	price
	2002	2002	2003	2003
	Number	US$	Number	US$
Outstanding at beginning of year	7,465,061	28.33	820,994	14.57
Granted	2,875,950	8.01	5,817,534	2.19
Forfeitures/cancellations	(9,432,965)	23.58	(1,689,831)	4.21
Exercised	(87,052)	7.11	(844,920)	1.98

Outstanding at end of year	820,994	14.57	4,103,777	3.87

Exercisable at end of year	339,889	20.55	1,171,027	7.55

Exercise prices for options outstanding as of December 31, 2003 ranged from US$1.77 to US$74.50 per share.

Employee stock purchase plan

In August 1999, the company established an Employee Stock Purchase Plan, the terms of which allow for qualified employees (as defined) to participate in the purchase of designated shares of the company’s Ordinary Shares at a price equal to the lower of 85% of the closing price at the beginning or end of each semi–annual stock purchase period. As of December 31, 2002 and 2003, 497,402 and 823,221 shares of Ordinary Shares have been issued under the plan, respectively.

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003 (Continued)

18.	RECONCILIATION OF MOVEMENT IN SHAREHOLDERS’ FUNDS COMPANY (US dollars in thousands)

	Shareholders’ funds
			Share								Total
	Ordinary		premium		Profit and		Other		Shares to		shareholders’
	shares		account		loss account		reserve		be issued		funds
Balance at January 1, 2002	US$	80	US$	347,931	US$	12,038	US$	27,494	US$	4,390	US$	391,933
Proceeds from issue of 87,052 Ordinary Shares of €0.0025 each on exercise of options		—		619		—		—		—		619
Proceeds from purchase of 331,025 Ordinary Shares of €0.0025 under the employee share purchase plan		1		1,985		—		—		—		1,986
Issue of 87,394 shares		—		4,390		—		—		(4,390)		—
Issuance of 4,600,000 Ordinary shares of €0.0025 in connection with secondary offering		10		65,379		—		—		—		65,389
Expense of issue in connection with secondary offering		—		(1,997)		—		—		—		(1,997)
Loss for year		—		—		(385,201)		—		—		(385,201)
Credits corresponding to stock compensation expensed		—		—		—		1,230		—		1,230

Balance at December 31, 2002	US$	91	US$	418,307	US$	(373,163)	US$	28,724	US$	—	US$	73,959

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003 (Continued)

18.	RECONCILIATION OF MOVEMENT IN SHAREHOLDERS’ FUNDS (Continued) COMPANY (US dollars in thousands)

	Shareholders’ funds
			Share								Total
	Ordinary		premium		Profit and		Other		Shares to		shareholders’
	shares		account		loss account		reserve		be issued		funds
Balance at January 1, 2003	US$	91	US$	418,307	US$	(373,163)	US$	28,724	US$	—	US$	73,959
Proceeds from issue of 844,920 Ordinary Shares of €0.0025 each on exercise of options		2		1,665		—		—		—		1,667
Proceeds from purchase of 325,819 Ordinary Shares of €0.0025 under the employee share purchase plan		1		576		—		—		—		577
Loss for year		—		—		(46,379)		—		—		(46,379)
Credits corresponding to stock compensation expensed		—		—		—		199		—		199

Balance at December 31, 2003	US$	94	US$	420,548	US$	(419,542)	US$	28,923	US$	—	US$	30,023

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003 (Continued)

19.	RECONCILIATION OF OPERATING LOSS TO NET CASH OUTFLOW FROM OPERATING ACTIVITIES

	2002	2003
	US$’000	US$’000
Operating loss	(330,882)	(44,108)
Depreciation	7,257	4,667
Amortisation of capitalised software development costs	10,459	729
Amortisation of goodwill	56,613	—
Impairment of goodwill	182,745	—
Impairment of capitalised software development costs	28,586	80
Impairment of fixed assets	3,750	3,191
Stock compensation	1,230	199
Decrease in debtors	14,474	6,478
Increase (decrease) in debtors - amounts falling due after one year	(400)	300
(Increase) decrease in prepayments	(456)	2,366
(Decrease) increase in creditors	(982)	1,604
Increase (decrease) in accruals	(7,398)	(4,914)
Increase in provisions for liabilities and charges	8,830	3,708
Decrease in deferred income	(6,389)	(2,053)
Net exchange (loss) gain	(502)	337

	(33,065)	(27,416)

20.	RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET FUNDS

	2002	2003
	US$’000	US$’000
(Decrease) increase in cash	(6,077)	161

Change in net funds resulting from cash flow	(6,077)	161
Net funds at beginning of year	29,587	23,510

Net funds at end of year	23,510	23,671

21.	ANALYSIS OF NET FUNDS

	At		At
	January	Cash	December
	1, 2003	flow	31, 2003
	US$’000	US$’000	US$’000
Cash and bank	22,287	(2,361)	19,926
Restricted cash	1,223	2,522	3,745

	23,510	161	23,671

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003 (Continued)

22.	MANAGEMENT OF LIQUID RESOURCES

	2002	2003
	US$’000	US$’000
Purchase of marketable securities	(145,790)	(59,210)
Sale of marketable securities	111,964	84,357

	(33,826)	25,147

23.	COMMITMENTS

GROUP AND COMPANY

Operating Lease Commitments

The group’s only significant operating leases in 2003 were for the premises for the Dublin, Ireland, Reading, UK, Frankfurt, Germany, Tokyo, Japan, Waltham, Massachusetts, San Mateo, California, New York, New York, McLean, Virginia and Reston, Virginia operations. The Dublin lease expires in 2023 with an option to exit the lease in 2013. This facility consists of approximately 55,900 square feet.

The group currently occupies approximately 23,397 square feet of the Dublin office space, and sublets approximately 18,280 square feet of office space with the remainder deemed idle. The Reading lease expires in 2014 with an option to exit the lease in 2009. The Tokyo lease expires in 2004 and the Frankfurt lease expires in 2009 with an option to exit the lease in 2004.

The Waltham lease expires in 2006, subject to IONA’s right to renew for an additional term of five years expiring in 2011. This facility consists of approximately 65,500 square feet of which the group currently occupies approximately 30,718 square feet of the office space, sublets 28,782 square feet with the remainder deemed idle. Under the Reston lease, the group occupies approximately 10,500 square feet and the lease expires in August 2004. The McLean, Virginia, New York, NY, and San Mateo, California facilities are completely sublet.

Rent expenses under all operating leases were approximately US$8,716,000 and US$9,374,000 in 2002 and 2003, respectively. Rental income under all operating subleases was approximately US$1,088,000 and US$908,000 in 2002 and 2003 respectively.

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003 (Continued)

23.	COMMITMENTS (Continued)

Commitments under operating leases, payable in the coming year, are as follows:

Land and
buildings
US$’000
Leases expiring in:
Within one year	433
Within two to five years	3,350
After more than five years	2,865

6,648

Included in the above is an amount of approximately US$3,529,000 which was provided for as part of the restructuring accrual in respect of commitments under operating leases.

24.	PENSION COMMITMENTS

The group operates a number of defined contribution pension schemes in which the group employees participate. The assets of these schemes are held separately from those of the group in independently administered funds. The pension charge represents contributions payable by the group to the schemes and amounted to US$1,888,000 and US$1,433,000 in 2002 and 2003 respectively. The amount of unpaid contributions outstanding at the year end was US$503,000.

25.	CONTINGENT LIABILITIES

Under the terms of agreements between the company and the Industrial Development Authority, amounts received from the Industrial Development Authority may be revoked in certain circumstances, principally the failure to maintain the related jobs for a period of five years from the payment of the first instalment of the related employment grant.

The company has complied with the terms of the grant agreement through December 31, 2003.

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003 (Continued)

26.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The group’s trading portfolio of investments is not considered to be subject to material market (interest rate) risk because of the relatively short–term maturities of investments included in the portfolio.

The group entered into certain equity investments for the promotion of business and strategic objectives, and typically does not attempt to reduce or eliminate the inherent market risks on these investments. These strategic investments are classified as financial fixed assets at the balance sheet date, and reported at cost. At December 31, 2003, the cost of these investments was US$50,000.

The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximates fair value due to the short–term maturities of these investments. The fair value of trading marketable securities are based on quoted market prices at year–end, and reported at fair value.

Excluding the group’s European operations, there were no significant transactional currency exposures at December 31, 2003, that gave rise to net currency gains and losses recognised in the profit and loss account. Such exposures comprise the monetary assets and liabilities of the group that are not denominated in the operating functional currency of the operation involved. As at December 31, 2003, transactional currency exposures in the group’s European operations amounted to approximately US$4,790,000.

27.	RELATED PARTY TRANSACTIONS

The company has availed of the exemption provided in Financial Reporting Standard 8, “Related Party Disclosures”, for subsidiary undertakings, 90% or more of whose voting rights are controlled within the group, from the requirement to give details of transactions with entities that are part of the group or investees of the group qualifying as related parties.

In August 2003, the group entered into a consulting agreement with a company called Claright, founded by Mr. Peter Zotto, the Company’s Chief Operating Officer. Under this agreement, Mr. Zotto, prior to his becoming an employee of IONA, was hired through Claright to provide marketing and related consulting services to IONA. The consulting arrangement was terminated in October 2003, prior to Mr. Zotto being hired as IONA’s Chief Operating Officer. The Company paid Claright fees of approximately US$101,750 for such services. No amounts relating to services rendered were outstanding as of December 31, 2003.

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003 (Continued)

27.	RELATED PARTY TRANSACTIONS (Continued)

In July 2003, the group engaged K Capital Source Limited (K Capital) to provide it with capital market communication and advisory services. Mark Kenny, a principal of K Capital, is the son of one of the Company’s directors, Dr. Ivor Kenny. Under IONA’s agreement with K Capital, the Company pays US$40,000 per fiscal quarter for such services. No amounts relating to services rendered were outstanding as of December 31, 2003.

28.	COMPARATIVE FIGURES

Certain comparative figures for the prior year in the Consolidated and Company Balance Sheets have been reclassified to conform with the 2003 presentation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IONA Technologies PLC

Date: June 21, 2004	By: /s/ Christopher J. Horn
Christopher J. Horn Chief Executive Officer and Director